Exhibit 3.1

AMENDMENT

Effective October 26, 2010, Section 4 of Article III of the RM Restaurant Holding Corp. Bylaws is hereby amended to read in its entirety as follows:

“Section 4.      Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the remaining Board of Directors, even if less than a quorum. Each director so elected shall hold office until the expiration of the term of office of the director whose vacancy necessitated the election or until his or her successor shall be elected and qualified or until his or her earlier death, resignation or removal as provided herein.”